MAXX FOR BEAUTY INC.

9171 Wilshire Boulevard, Suite 500
Beverly Hills, CA 90210
Phone: 310-251-0123
Email: maxx4beauty@gmail.com

Date: June 24, 2025

OFFICER CERTIFICATION

I, MAXX M MAHDIEH, President of MAXX FOR BEAUTY INC., hereby certify that the financial statements included herein for the most recent and prior fiscal year are true and correct to the best of my knowledge. These financials have been prepared in accordance with generally accepted accounting principles (GAAP) and are based on accurate records maintained by the company.

Signed,

/s/ MAXX M MAHDIEH
MAXX M MAHDIEH
President

BALANCE SHEET

Item	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Cash & Cash Equivalents	$25,000.00	$25,000.00
Prepaid Expenses	$110,000,000.00	$110,000,000.00
Marketable Securities	$15,000,000.00	$15,000,000.00
Right of Use	$15,000,000.00	$15,000,000.00
Note Receivable	$10,000,000.00	$10,000,000.00
Total Assets	$150,025,000.00	$150,025,000.00
Common Stock	$1,200,000.00	$1,200,000.00
Retained Earnings	$300,250.00	$300,250.00
Total Liabilities and Equity	$1,500,250.00	$1,500,250.00

INCOME STATEMENT

Item	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Revenue	$1,200,000.00	$1,100,000.00
Cost of Goods Sold	$400,000.00	$375,000.00
Gross Profit	$800,000.00	$725,000.00
Operating Expenses	$300,000.00	$290,000.00
Net Operating Income	$500,000.00	$435,000.00
Other Income/Expenses	$25,000.00	$20,000.00
Net Income Before Taxes	$525,000.00	$455,000.00
Taxes	$125,000.00	$110,000.00
Net Income	$400,000.00	$345,000.00